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Exhibit(a)(1)

Jack W. Eugster
Chairman, Chief Executive Officer and President

December 21, 2000

Dear Stockholders:

    We are pleased to inform you that on December 6, 2000, Musicland entered into an Agreement and Plan of Merger (the "Merger Agreement") with Best Buy Co., Inc. and its direct wholly-owned subsidiary, EN Acquisition Corp. Pursuant to the Merger Agreement, EN Acquisition Corp. has today commenced a cash tender offer for all outstanding shares of Musicland's common stock, including the associated preferred share purchase rights, at a price of $12.55 per share. The Merger Agreement provides that, following the tender offer, EN Acquisition Corp. will be merged with and into Musicland, and any remaining shares of Musicland common stock (other than those owned by Best Buy, any of its subsidiaries, Musicland as treasury stock and stockholders of Musicland who properly exercise appraisal rights under Delaware law), will be converted into the right to receive $12.55, the same price paid in the tender offer.

    Your Board of Directors has determined that the Merger Agreement, the offer and the merger are fair to and in the best interests of Musicland stockholders, has unanimously approved the Merger Agreement and recommends that stockholders accept the offer and tender their shares pursuant to the offer.

    In arriving at this determination, the Board of Directors carefully considered the factors described in the enclosed tender offer materials and the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. Included as Annex A to the Schedule 14D-9 is the opinion, dated December 6, 2000, of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Musicland's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $12.55 per share cash consideration to be received by the holders of Musicland's common stock in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of DLJ should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DLJ in rendering its opinion.

    Accompanying this letter is the EN Acquisition Corp. Offer to Purchase, dated December 21, 2000, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Best Buy Co., Inc. and EN Acquisition Corp. offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the Best Buy Co., Inc. and EN Acquisition Corp. offer.

    I personally, along with your Board of Directors, management and the employees of Musicland, thank you for your support over the years.

Sincerely,

Jack W. Eugster
 Chairman, Chief Executive Officer and President

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Exhibit(a)(1)